SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. )*

Nuvectis Pharma, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

67080T108

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67080T108	13G	Page 2 of 10 Pages

1.	Names of Reporting Persons Pontifax VI G.P. L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 917,400[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 917,400[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 917,400[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.3%
12.	Type of Reporting Person (See Instructions) PN

1.	Consists of (a) 583,742 shares held by Pontifax (Israel) VI, L.P. and (b) 333,658 shares held by Pontifax (Cayman) VI, L.P. (collectively, the “Pontifax Entities”). Pontifax VI G.P. L.P. (“Pontifax VI GP”) is the general partner of each of the Pontifax Entities. Pontifax Management 4 G.P. (2015) Ltd. (“Pontifax Management”) is the general partner of Pontifax VI GP. Mr. Tomer Kariv and Mr. Ran Nussbaum are the directors of Pontifax Management. Each of Mr. Kariv and Mr. Nussbaum disclaim beneficial ownership of the shares held by the Pontifax Entities and the inclusion of such shares in this Schedule 13G shall not be deemed to be an admission of beneficial ownership of the reported shares.

CUSIP No. 67080T108	13G	Page 3 of 10 Pages

1.	Names of Reporting Persons Pontifax Management 4 G.P. (2015) Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 917,400[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 917,400[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 917,400[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.3%
12.	Type of Reporting Person (See Instructions) CO

1.	Consists of (a) 583,742 shares held by Pontifax (Israel) VI, L.P. and (b) 333,658 shares held by Pontifax (Cayman) VI, L.P. Pontifax VI GP is the general partner of each of the Pontifax Entities. Pontifax Management is the general partner of Pontifax VI GP. Mr. Tomer Kariv and Mr. Ran Nussbaum are the directors of Pontifax Management. Each of Mr. Kariv and Mr. Nussbaum disclaim beneficial ownership of the shares held by the Pontifax Entities and the inclusion of such shares in this Schedule 13G shall not be deemed to be an admission of beneficial ownership of the reported shares.

CUSIP No. 67080T108	13G	Page 4 of 10 Pages

1.	Names of Reporting Persons Ran Nussbaum
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(c) ☐ (d) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 917,400[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 917,400[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 917,400[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.3%
12.	Type of Reporting Person (See Instructions) IN

1.	Consists of (a) 583,742 shares held by Pontifax (Israel) VI, L.P. and (b) 333,658 shares held by Pontifax (Cayman) VI, L.P. Pontifax VI GP is the general partner of each of the Pontifax Entities. Pontifax Management is the general partner of Pontifax VI GP. Mr. Tomer Kariv and Mr. Ran Nussbaum are the directors of Pontifax Management. Each of Mr. Kariv and Mr. Nussbaum disclaim beneficial ownership of the shares held by the Pontifax Entities and the inclusion of such shares in this Schedule 13G shall not be deemed to be an admission of beneficial ownership of the reported shares.

CUSIP No. 67080T108	13G	Page 5 of 10 Pages

1.	Names of Reporting Persons Tomer Kariv
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(e) ☐ (f) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 917,400[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 917,400[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 917,400[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.3%
12.	Type of Reporting Person (See Instructions) IN

1.	Consists of (a) 583,742 shares held by Pontifax (Israel) VI, L.P. and (b) 333,658 shares held by Pontifax (Cayman) VI, L.P. Pontifax VI GP is the general partner of each of the Pontifax Entities. Pontifax Management is the general partner of Pontifax VI GP. Mr. Tomer Kariv and Mr. Ran Nussbaum are the directors of Pontifax Management. Each of Mr. Kariv and Mr. Nussbaum disclaim beneficial ownership of the shares held by the Pontifax Entities and the inclusion of such shares in this Schedule 13G shall not be deemed to be an admission of beneficial ownership of the reported shares.

CUSIP No. 67080T108	13G	Page 6 of 10 Pages

Introductory Note: This Schedule 13G is filed on behalf of Pontifax VI G.P. L.P., a limited partnership organized under the laws of the State of Israel, Pontifax Management 4 G.P. (2015) Ltd., an Israeli company, Ran Nussbaum and Tomer Kariv (the “Reporting Persons”), in respect of shares of common stock of Nuvectis Pharma, Inc.

Item 1(a).	Name of Issuer:

Nuvectis Pharma, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1 Bridge Plaza Suite 275

Fort Lee, NJ 07024

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of Pontifax VI G.P. L.P., Pontifax Management 4 G.P. (2015) Ltd., Ran Nussbaum and Tomer Kariv.

Item 2(b).	Address of Principal Offices or, if None, Residence:

The addresses of the Reporting Persons are:

Pontifax VI G.P. L.P. - 14 Shenkar St. Herzliya, 46140, Israel

Pontifax Management 4 G.P. (2015) Ltd. - 14 Shenkar St. Herzliya, 46140, Israel

Ran Nussbaum - 14 Shenkar St. Herzliya, 46140, Israel

Tomer Kariv - 14 Shenkar St. Herzliya, 46140, Israel

Item 2(c).	Citizenship:

Pontifax VI G.P. L.P. is organized in the State of Israel, Pontifax Management 4 G.P. (2015) Ltd. is incorporated in the State of Israel, and Ran Nussbaum and Tomer Kariv are citizens of the State of Israel.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.00001 per share

Item 2(e).	CUSIP Number: 67080T108

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No. 67080T108	13G	Page 7 of 10 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)	Amount beneficially owned:

917,4001

(b)	Percent of class:

5.3%1

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 917,400[1]

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 917,400[1]

1.	Consists of (a) 583,742 shares held by Pontifax (Israel) VI, L.P. and (b) 333,658 shares held by Pontifax (Cayman) VI, L.P. Pontifax VI GP is the general partner of each of the Pontifax Entities. Pontifax Management is the general partner of Pontifax VI GP. Mr. Tomer Kariv and Mr. Ran Nussbaum are the directors of Pontifax Management. Each of Mr. Kariv and Mr. Nussbaum disclaim beneficial ownership of the shares held by the Pontifax Entities and the inclusion of such shares in this Schedule 13G shall not be deemed to be an admission of beneficial ownership of the reported shares.

CUSIP No. 67080T108	13G	Page 8 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person : Not applicable.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 67080T108	13G	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2024

PONTIFAX VI G.P. L.P.

By:	/s/ Pontifax Management 4 G.P. (2015) Ltd.
Name:	Pontifax Management 4 G.P. (2015) Ltd.
Title:	General Partner

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Director

PONTIFAX MANAGEMENT 4 G.P. (2015) LTD.

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Director

/s/ Ran Nussbaum
RAN NUSSBAUM

/s/ Tomer Kariv
TOMER KARIV

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 67080T108	13G	Page 10 of 10 Pages

EXHIBIT INDEX

A.	Joint Filing Agreement, dated as of February 4, 2024, by and among Pontifax VI G.P. L.P., Pontifax Management 4 G.P. (2015) Ltd., Ran Nussbaum and Tomer Kariv.

CUSIP No. 67080T108	13G

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G with respect to the shares of Nuvectis Pharma, Inc. dated as of February 4, 2024, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 4, 2024

PONTIFAX VI G.P. L.P.

By:	/s/ Pontifax Management 4 G.P. (2015) Ltd.
Name:	Pontifax Management 4 G.P. (2015) Ltd.
Title:	General Partner

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Director

PONTIFAX MANAGEMENT 4 G.P. (2015) LTD.

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Director

/s/ Ran Nussbaum
RAN NUSSBAUM

/s/ Tomer Kariv
TOMER KARIV